As filed with the Securities and Exchange Commission on January 18, 2007	Registration No. 333-133779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

PRE-EFFECTIVE AMENDMENT NO. 5 ON
FORM SB-2/A
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_________________________________

Cougar Biotechnology, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2834	20-2903204
(State or other jurisdiction of	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer
Incorporation or organization)		Identification No.)

	10990 Wilshire Boulevard, Suite 1200 Los Angeles, CA 90024 (310) 943-8040
(Address and telephone number off principal executive offices and principal place of business)

Mr. Alan H. Auerbach
Chief Executive Officer
Cougar Biotechnology, Inc.
10990 Wilshire Boulevard, Suite 1200
Los Angeles, CA 90024
Telephone: (310) 943-8040
Facsimile: (310) 943-8059
 (Name and address of agent for service)

Copies to:
Christopher J. Melsha, Esq.
Ranga Nutakki, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, Minnesota 55402
Telephone: (612) 672-8200
Facsimile: (612) 642-8343

__________________________________

Approximate date of proposed sale to the public: From time to time after the effective date of this registration statement, as shall be determined by the selling stockholders identified herein.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

Under provisions of the certificate of incorporation and bylaws of the registrant, directors and officers will be indemnified for any and all judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys fees, in connection with threatened, pending or completed actions, suits or proceedings, whether civil, or criminal, administrative or investigative (other than an action arising by or in the right of the registrant), if such director or officer has been wholly successful on the merits or otherwise, or is found to have acted in good faith and in a manner he or she reasonably believes to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, directors and officers will be indemnified for reasonable expenses in connection with threatened, pending or completed actions or suits by or in the right of registrant if such director or officer has been wholly successful on the merits or otherwise, or is found to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant, except in the case of certain findings by a court that such person is liable for negligence or misconduct in his or her duty to the registrant unless such court or the Delaware Court of Chancery also finds that such person is nevertheless fairly and reasonably entitled to indemnity. The registrant’s Certificate of Incorporation also eliminates the liability of directors of the registrant for monetary damages to the fullest extent permissible under Delaware law.

Section 145 of the Delaware General Corporation Law states:

(a) A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action arising by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper.

Item 25. Other Expenses Of Issuance And Distribution.

The registrant estimates that expenses payable by the registrant is connection with the offering described in this registration statement will be as follows:

SEC registration fee	$5,700
Legal fees and expenses	75,000
Accounting fees and expenses	50,000
Printing and engraving expenses	2,000
Miscellaneous	2,300

Total	$135,000

Item 26. Recent Sales of Unregistered Securities.

Issuances by SRKP 4, Inc.
SRKP issued 2,700,000 shares of common stock on May 26, 2005, to five accredited investors, Richard Rappaport, Anthony Pintsopoulos, Debbie Schwartzberg, Thomas Poletti and Glenn Krinsky, for aggregate cash consideration of $25,000. These shares were sold pursuant to an exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 thereunder on the basis that SRKP reasonably believed each purchaser was an accredited investor, no general solicitation was involved and the offering did not otherwise involve a public offering. A legend was placed on the stock certificates stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

Issuances by Cougar Biotechnology, Inc.

The following summarizes all of our sales of unregistered securities since inception in May 2003, as adjusted to reflect the Merger.

In May 2003, in connection with Cougar’s incorporation, we issued an aggregate of 1,632,468 shares of common stock to Horizon BioMedical Investments, LLC, for aggregate consideration of $750,000.

In May 2003, in connection with Cougar’s incorporation, we issued an aggregate of 288,083 shares of common stock to Alan H. Auerbach, our Chief Executive Officer and President and a director, for aggregate consideration of $750,750.

In July 2003, we issued Harold J. Meyers, a director, options to purchase 38,411 shares of common stock at an exercise price of $0.39 per share, such options vesting in equal amounts annually over three years. This issuance was exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act as a transaction completed pursuant to compensation benefit plans and contracts relating to compensation.

In January 2004, we issued Alan H. Auerbach, our Chief Executive Officer and President and a director, options to purchase 288,083 shares of common stock and Dr. Arie S. Belldegrun, a director, options to purchase an 153,644 shares of common stock. These options had an exercise price of $0.39 per share, and vest in equal amounts annually over four years, subject to acceleration upon certain change in control events. These issuances were exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act as transactions completed pursuant to compensation benefit plans and contracts relating to compensation.

In March 2004, we issued an aggregate of 1,632,469 shares of common stock to Horizon BioMedical Investments, LLC, for aggregate consideration of $4,250,000.

In June 2004, we issued Eric Small, a consultant, an option to purchase 1,921 shares of common stock at an exercise price of $13.02 per share, such options vesting in equal amounts annually over three years. This issuance was exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act as a transaction completed pursuant to compensation benefit plans and contracts relating to compensation.

In August 2004, we issued Dr. Arie S. Belldegrun, a director, a 10-year option to purchase 38,411 shares of common stock at an exercise price of $0.39 per share, such options vesting in equal amounts annually over four years, subject to acceleration upon certain change in control events. The fair market value of our common stock at the date of this issuance was $2.60 per share. The grant was authorized by our board of directors. This issuance was exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act as a transaction completed pursuant to compensation benefit plans and contracts relating to compensation.

In August 2004, we issued Charles R. Eyler, our Vice President, Finance, an option to purchase 38,411 shares of common stock at an exercise price of $3.91 per share, such options vesting in equal amounts annually over two years. This issuance was exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act as a transaction completed pursuant to compensation benefit plans and contracts relating to compensation.

In November 2004, we issued Dr. Gloria Tsi-Yie Lee, our Vice President, Clinical Research and Development, an option to purchase 76,822 shares of common stock at an exercise price of $3.91 per share, such options vesting in equal amounts annually over two years. This issuance was exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act as a transaction completed pursuant to compensation benefit plans and contracts relating to compensation.

On October 31, 2005, we issued to Dr. Lindsay A. Rosenwald, one of our directors and the managing member of Horizon BioMedical Investments, LLC, a significant stockholder, a warrant to purchase an aggregate of 31,732 shares of common stock at an exercise price of $8.28 per share in consideration of such director providing a guaranty of Cougar’s obligations under a $1,000,000 line of credit facility with Bank of America.

In June 2005, we issued warrants to purchase an aggregate of 52,887 shares of common stock at an exercise price of $8.28 per share to five individuals in consideration of loans from such individuals in the aggregate amount of $1,000,000. Of this amount, warrants to purchase 35,699 shares of common stock were issued to Dr. Arie S. Belldegrun, a director. The remaining four individuals are not affiliates of Cougar.

In two closings on November 23, 2005 and January 24, 2006, we sold an aggregate of $6,145,120 in aggregate principal amount of senior convertible notes to certain institutional and individual accredited investors in a private placement transaction. Additionally, we issued warrants to purchase an aggregate of 74,227 shares of common stock at an exercise price per share of $8.28 to our placement agent, Paramount BioCapital, Inc., and its designees. The Chairman and Chief Executive Officer of Paramount BioCapital, Inc. is Lindsay A. Rosenwald, M.D., one of our directors, and Paramount BioCapital, Inc. is an affiliate of Horizon BioMedical Ventures, LLC, of which Dr. Rosenwald is the managing member, and which is one of our substantial stockholders

In February 2006, we issued each of Alan H. Auerbach, our Chief Executive Officer, President and a director, and Dr. Arie S. Belldegrun, a director, options to purchase 90,650 shares of common stock, at an exercise price of $4.82 per share. These options vested contemporaneously with our completion of the private placement offering on April 3, 2006. These issuances were exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act as transactions completed pursuant to compensation benefit plans and contracts relating to compensation.

In March 2006, we issued each of Alan H. Auerbach, our Chief Executive Officer, President and a director, and Dr. Arie S. Belldegrun, a director, options to purchase 161,326 shares of common stock, at an exercise price of $4.50 per share. These options vested contemporaneously with our completion of the private placement offering on April 3, 2006. These issuances were exempt from registration under the Securities Act pursuant to Rule 701 promulgated under Section 3(b) of the Securities Act as transactions completed pursuant to compensation benefit plans and contracts relating to compensation.

On April 3, 2006, we completed a private placement offering to accredited investors (as that term is defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) of 8,803,332 units, each unit consisting of 0.9 shares of preferred stock and 0.1 shares of common stock, at a price per unit of $4.50. Accordingly, we issued 880,334 shares of our common stock and 7,922,998 shares of our preferred stock under the offering.

Additionally, Cougar converted the aggregate principal balance of $6,145,120, together with accrued and unpaid interest of $89,053 thereon, of the bridge notes into 3,603,568 units under the same terms as provided in the offering. Accordingly, we issued an additional 138,417 shares of our common stock and 1,245,750 shares of our preferred stock pursuant to the conversion of the bridge notes. The conversion of the bridge notes into units was exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) thereof, as the securities were exchanged for other securities of the issuer and no commission or other remuneration was paid in relation to such exchange.

Cougar also issued units, under the same terms as provided in the offering, to a trust established for the benefit of the family of Dr. Lindsay A. Rosenwald, a director, for approximately $600,000 and converted an aggregate of $950,000 of notes, together with interest thereon, issued to five individuals, including Dr. Arie Belldegrun, a director. Pursuant to the approximately $600,000 and the conversion of notes, Cougar issued an additional 35,334 shares of our common stock and 318,008 shares of preferred stock.

On or about December 18, 2006, we issued pursuant to a private placement offerintg to certain of our security holders who participated in our April 3, 2006 offering an aggregate of 89, 198 shares of our common stock, at a price per share of $4.50, in lieu of a cash payment of an aggregate of $401,391 to such security holders for the delay in effectiveness of registration of the resale of certain shares held by them.

On December 29, 2006, we issued Dr. Arie S. Belldegrun, a director, 18,864 shares of restricted common stock, all of which vested on January 2, 2007. The shares of restricted stock were issued to Dr. Belldegrun to compensate him for his agreement to amend an option granted to Dr. Belldegrun on August 24, 2004 to purchase 38,411 shares of common stock (as adjusted for mergers, stock splits, etc.) to increase the exercise price from $0.39 to $0.60 per share, which was the fair market value of the Company’s common stock on the date of grant, in order comply with Section 409A of the Internal Revenue Code.

Except as noted above, the sales of the securities identified above were made pursuant to privately negotiated transactions that did not involve a public offering of securities and, accordingly, Cougar believes that these transactions were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and rules promulgated thereunder. Based on representations from the above-referenced investors, we have determined that such investors were “accredited investors” (as defined by Rule 501 under the Securities Act) and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 27. Exhibits.

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
2.1
Agreement and Plan of Merger dated February 27, 2006 by and among Cougar Biotechnology, Inc., SRKP 4, Inc. and SRKP Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Cmpany's Current Report on Form 8-K filed on March 2, 2006).

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of our registration statement on Form 10SB filed on August 3, 2005)
3.2
Certificate of Merger relating to the merger of SRKP Acquisition Corp. with and into Cougar Biotechnology, Inc. (incorporated by reference to Exhibit 3.1 of our Current Report Form 8-K dated April 3, 2006 and filed on April 7, 2006)

3.3
Certificate of Ownership relating to the merger of Cougar Biotechnology, Inc. with and into SRKP4, Inc. (incorporated by reference to Exhibit 3.2 of our Current Report Form 8-K dated April 3, 2006 and filed on April 7, 2006)

3.4
Certificate of Designation of Series A Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K dated March 31, 2006 and filed by April 6, 2006.)

3.5	Bylaws of the Company (incorporated by reference to Exhibit 3.1 of our registration statement on Form 10SB filed on August 3, 2005)
4.1	Form of Warrant issued on or about June 5, 2005+
4.2	Schedule indentifying holders of warrants issued to certain lenders in consideration of loans, in the form of Warrant incorporated by reference to Exhibit 4.1 (incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-QSB filed on August 16, 2006).
4.3	Form of Warrant - Related to the Sale of Bridge Notes+
4.4	Form of Warrant issued in 2006 and expiring in 2011+
4.5	Form of Warrant (2005A Series)+
4.6	Form of Warrant issued to placement agents in connection with April 3, 2006 private placement (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-QSB filed on August 16, 2006).+
5.1	Opinion of Maslon Edelman Borman and Brand, LLP+
10.1	Stock Purchase Agreement with Horizon BioMedical+
10.2	Employment Agreement with Alan H. Auerbach September 28, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed October 2, 2006).
10.3	Scientific Advisory Agreement with Dr. Arie Belldegrun dated December 2003+
10.4	Amendment to Scientific Advisory Agreement with Dr. Belldegrun dated August 24, 2004+
10.5	Employment Offer Letter to Charles R. Eyler dated August 5, 2004+
10.6	Employment Offer Letter to Dr. Gloria Lee dated October 21, 2004+
10.7	License Agreement with BTG International Ltd dated March 23, 2004 (filed herewith)+*
10.8	Exclusive License Agreement with Emory University dated February 23, 2004+*
10.9	First Amendment to License Agreement made and entered into June 2, 2004 with Emory University +*
10.10	License Agreement with LEO Pharma A/S dated June 27, 2005+*
10.11	Summary terms of non-employee directors compensation program (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed September 12, 2006).
10.12	2003 Stock Option Plan (as amended through September 6, 2006) (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed September 12, 2006).
10.13	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.3 of the Company’s form 8-K Filed September 12, 2006).
10.14
Redemption Agreement dated February 27, 2006 by and among SRKP 4, Inc. and Richard A. Rappaport, Anthony C. Pintsopoulos, Debbie Schwartzberg, Thomas Poletti and Glenn Krinsky (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 2, 2006).

10.15
Indemnity Agreement dated April 3, 2006 by and among SRKP 4, Inc., Cougar Biotechnology, Inc., Richard A. Rappaport and Anthony C. Pintsopoulos (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 7, 2006).

10.16	Form of Subscription agreement dated April 3, 2006 entered into with investors in the April 3, 2006 private placement offering +
16.1	Letter of AJ. Robbins, P.C. dated April 26, 2006 (incorporated by reference to our Current Report on Form 8-K filed on April 26, 2006)
23.1	Consent of J.H. Cohn LLP +
23.2	Consent of AJ. Robbins, P.C. +
23.3	Consent of Maslon Edelman Borman and Brand, LLP (included in Exhibit 5.1)
____________________

+	Previously filed
*	Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.

Item 28. Undertakings.

(a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on January 18, 2007.

COUGAR BIOTECHNOLOGY, INC.

By:	/s/ Alan H. Auerbach
Name: Alan H. Auerbach
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, the Registration Statement has been signed as of the dates indicated by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Alan H. Auerbach	President, Chief Executive Officer and Director (Principal Executive Officer)	January 18, 2007
Alan H. Auerbach

/s/ Charles R. Eyler	Treasurer (Principal Accounting and Financial Officer)	January 18, 2007
Charles R .Eyler

*	Director	January 18, 2007
Arie Belldegrun, M.D.

/s/ Lindsay A. Rosenwald, M.D.	Director	January 18, 2007
Lindsay A. Rosenwald, M.D.

*	Director	January 18, 2007
Harold J. Meyers

Director
Michael S. Richman

Director
Russell H. Ellison, M. D.

* By: /s/ Alan H. Auerbach
Name: Alan H. Auerbach
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
10.7	License Agreement with BTG International Ltd. dated March 23, 2004*

* Confidential treatment has been requested for certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.